05035721

VF 2-17-05

13

) STATES
:HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 16 2005 WASH, D.C. 202

SEC FILE NUMBER
8- 50984

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INDIANA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 NORTH MERIDIAN STREET
(No. and Street)

INDIANAPOLIS (City) IN (State) 46202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAWN BARRINGER (317) 632-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE & GARTRELL, P.C.
(Name – *if individual, state last, first, middle name*)

8465 KEYSTONE CROSSING, SUITE 195 (Address) INDIANAPOLIS (City) IN (State) 46240 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 22 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAWN BARRINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INDIANA SECURITIES, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDIANA SECURITIES, LLC
FINANCIAL STATEMENT

DECEMBER 31, 2004

CONTENTS

	PAGE
REPORT OF INDEPENDENT AUDITOR	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN MEMBERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-7
SUPPLEMENTARY SCHEDULES TO FINANCIAL STATEMENTS	8-10
ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL	11-12

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Indiana Securities, LLC
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Indiana Securities, LLC as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Indiana Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 22, 2005

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.

Frank T. Crislip, Jr., C.P.A.
Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

INDIANA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	86,494
Accounts receivable		2,899
Furniture and equipment, net of accumulated depreciation of $5,046		441
Investment - Warrants (300) of National Association of Securities Dealers, Inc., at cost		3,300
Total assets	$	93,134

LIABILITIES AND MEMBERS' EQUITY

Accrued payroll, payroll taxes and other withholdings	$	8,198
Accrued retirement plan contributions		378
Total liabilities		8,576
Members' equity		84,558
Total liabilities and members' equity	$	93,134

See accompanying notes to financial statements.

INDIANA SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE		
Commissions and fees	$	391,483
Interest		1,265
		392,748
EXPENSES		
Employee compensation and benefits		261,007
Occupancy and equipment costs		28,614
Professional fees		14,915
Insurance		11,148
Telephone		5,917
Office supplies		2,056
Other operating expense		40,614
		364,271
Net income	$	28,477

See accompanying notes to financial statements.

INDIANA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
DECEMBER 31, 2004

Balance at January 1, 2004	$	138,313
Net income		28,477
Distribution to members		(82,232)
Balance at December 31, 2004	$	84,558

See accompanying notes to financial statements.

INDIANA SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net income	$	28,477
Items not affecting net cash used by operating activities		
Depreciation		784
Changes in		
Increase in accounts receivable		(2,788)
Accrued payroll and other liabilities		(4,740)
Net cash provided by operating activities		21,733
Financing activities		
Distributions to members		(82,232)
Net increase in cash		(60,499)
Cash at beginning of year		146,993
Cash at end of year	$	86,494

See accompanying notes to financial statements.

INDIANA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Indiana Securities, LLC (the Company) is an Indiana limited liability company.

The Company was incorporated in November 1997 and is a fully licensed broker/dealer in trading investment securities. The Company also engages in the selling of life insurance and annuity contracts. As a limited liability company, each member's liability is limited to the extent of its investment and each member's interest has the same rights and privileges.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues, expenses, gains, losses and other changes in net assets during the reporting period. Actual results could differ from those estimates.

Bad Debts
Accounts receivable are considered fully collectible; therefore, no allowance for bad debts has been provided.

Furniture and Equipment
Furniture and equipment are carried at cost. The Company provides for depreciation using annual rates which are sufficient to amortize the costs of depreciable assets over their estimated useful lives. Depreciation is computed using straight-line over estimated useful lives.

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $ 80,817 which was $ 75,817 in excess required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was .11 to 1.

Revenue Recognition
Fees and commissions are recognized when the applicable transaction is complete.

Income Taxes
Since the Company is a limited liability company, it is not subject to federal, state and local income taxes and, accordingly, no provision for income taxes is required. The members include their share of net income or loss in their income tax returns.

2. LEASES – RELATED PARTIES

The Company relocated in May 2002 and now leases its facilities from its shareholders. The lease is for one year expiring December 31, 2004. Rent is payable at $2,083 per month. The company is responsible for insurance, real estate taxes, maintenance and all utilities. Rental expense for this lease is included in the income statement for the period ended December 31, 2004 was $25,000.

INDIANA SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Total members' equity	$	84,558
Nonallowable assets		
Furniture and equipment		(441)
Investment		(3,300)
Net capital		80,817

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in Company's Part II FOCUS report	$	80,834
Audit adjustment - increase in accounts receivable		(17)
Net capital per page 7	$	80,817

INDIANA SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Aggregate indebtedness		
Included in statement of financial condition		
Accounts payable	$	8,575
Computation of basis net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedne	$	572
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	75,817
Excess net capital at 1,000%	$	79,959
Ratio: aggregate indebtedness to net capital		.11 to 1

INDIANA SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2004

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during fiscal 2004.

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Indiana Securities, LLC
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Indiana Securities, LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fullfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.
Frank T. Crislip, Jr., C.P.A.
Jason C. Lowe, C.P.A.
8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 22, 2005